
10011449



TOMPKINS FINANCIAL

Received SEC

APR 0 9 2010

Washington, DC

...e Power of Partnership

Tompkins Financial **2009** CORPORATE REPORT

The Power of Partnership.

You do not need to look far to see the Power of Partnership.

You can see it in the way two sailors work together to hoist the main. In the way the wind and the sail join forces to propel you forward. And in the way a financial institution helps thousands of businesses and individuals to thrive.

At Tompkins Financial, we see the Power of Partnership in the way all of our people and companies work together. And our customers see it in the many and often surprising ways we are there to help.

We are not simply a bank, or an insurance provider, or an investment firm. We are people our customers trust and depend on, in almost every aspect of their lives.

The Power of Partnership. It is the key to growing stronger families, businesses and communities. It will always be the key to growing Tompkins Financial.

Financial Highlights

IN THOUSANDS EXCEPT PER SHARE DATA	Year ended December 31, 2009	2008	% CHANGE
Total Assets	$3,153,260	$2,867,722	9.96%
Net Income Attributable to Tompkins Financial Corporation	$31,831	$29,834	6.69%
Diluted earnings per share	$2.96	$2.78	6.47%
Cash dividends per share	$1.24	$1.20	3.33%

Selected Financial Data

IN THOUSANDS EXCEPT PER SHARE DATA			Year ended December 31,		
	2009	2008	2007	2006	2005
Financial Statement Highlights					
Assets	$3,153,260	$2,867,722	$2,359,459	$2,210,837	$2,106,870
Total loans	1,914,818	1,817,531	1,440,122	1,326,298	1,271,349
Deposits	2,439,864	2,134,007	1,720,826	1,709,420	1,683,010
Other borrowings	208,956	274,791	210,862	85,941	63,673
Shareholders' equity	245,008	219,361	198,647	191,072	182,673
Interest and dividend income	146,795	140,783	132,441	121,041	106,707
Interest expense	39,758	50,393	58,412	48,184	31,686
Net interest income	107,037	90,390	74,029	72,857	75,021
Provision for loan and lease losses	9,288	5,428	1,529	1,424	2,659
Net securities gains (losses)	348	477	384	15	(1,526)
Net income Attributable to Tompkins Financial Corporation	31,831	29,834	26,371	27,767	27,685
Per Share Information[1]					
Basic earnings per share	2.98	2.81	2.47	2.56	2.55
Diluted earnings per share	2.96	2.78	2.45	2.52	2.52
Cash dividends per share	1.24	1.20	1.13	1.04	0.97
Book value per share	22.87	20.44	18.71	17.49	16.70
Selected Ratios					
Return on average assets	1.06%	1.13%	1.16%	1.30%	1.36%
Return on average equity	13.66%	14.15%	13.88%	14.90%	15.69%
Average Shareholders' equity to average assets	7.74%	8.01%	8.38%	8.71%	8.66%
Dividend payout ratio	41.61%	42.70%	45.75%	40.63%	38.04%

Other Selected Data

IN WHOLE NUMBERS, UNLESS OTHERWISE NOTED	2009	2008	2007	2006	2005
Employees (average full-time equivalent)	720	686	662	658	587
Banking offices	45	45	39	37	34
Bank access centers (ATMs)	67	69	61	59	51
Trust and investment services assets under management, or custody (in thousands)	$2,542,792	$2,161,484	$2,345,575	$2,183,114	$1,534,557

1 Per share data has been retroactively adjusted to reflect a 10% stock dividend paid on February 15, 2010 and a 10% stock dividend paid on May 15, 2006.

We are very pleased to report on another good year for your Company in 2009, particularly given the state of our economy and the problems that have affected financial companies as well as many businesses, organizations and people throughout our market area. As you know, Tompkins has been recognized as having the second longest record of legitimate increases in earnings per share among U.S. public companies. This long term record is a credit to our committed employees, as well as to the relationships that our company has with our communities and our customers. Internally and with our customers, one important focus is on the power and value of partnerships.

Our relationship with the communities we serve is a partnership, as the time and talent of our employees are often volunteered, along with our financial support, to hundreds of local charitable organizations that keep our communities vibrant. Small businesses and consumers look to Tompkins for products and services that meet their needs, and Tompkins looks to them to continue the growth of our business. Employees in each of Tompkins product lines, banking, investments and insurance, work together in partnership to ensure that our customers have access to the products and services that best meet their needs. We believe strongly in the old saying...a strong community requires a strong financial institution, just as a strong financial institution requires a strong community.

In these strained times, it is difficult for an institution that is focused solely on itself to flourish. In previous years, we have discussed, with you, our long term strategy, which is focused around community banking with emphasis on our core values. This strategy emphasizes the need to remain healthy for our shareholders, customers, communities, and employees. We feel that this attention to all constituencies has helped avoid the business practices that have caused so many banks to fail or to require government assistance.

Particularly significant has been the continued growth of loans at Tompkins, in contrast to the concerns expressed in many national news stories that "banks are not lending." For example, our loan originations on homes in our communities roughly doubled this past year, without ever considering a single sub-prime product. Further, total loans outstanding grew by $97 million over the prior year, despite general softness in the demand for small business lending in our markets. Our partnership with our local communities and small businesses has given us the opportunity to do more business, even in times when total investment may be less than it was in a better economy.

The quality of the nearly $2 billion in loans we have outstanding in our communities has shown some signs of the economic softness being experienced. We are pleased that levels of stress in our portfolio are significantly less than banking industry averages, and remain manageable. Indicators of credit quality have deteriorated but have produced no significant losses to date. The relationships we have with our borrowers have endured economic crisis before, and we make it a priority to work with borrowers to maintain and build our local economies. Having said that, we continue to closely manage asset quality and problem loans.

Improvement in the stock markets as the year unfolded was welcomed, although we have a long way to go to reach former highs. It has been common for deposits, which are often considered a safe haven in troubled markets, to show some softness when markets recover. Perhaps because markets are still unsettled, or perhaps because of the financial strength of the Tompkins banks, our deposits continued to grow in 2009. This is a key funding source that we continue to experience in our communities.

Just as important to our success has been the contribution of our non-banking subsidiaries and affiliates. The insurance market remains very competitive, which has kept some carriers from increasing premiums and muted normal revenue growth. However, that growth continues as friends and neighbors join us as new customers.

Our investment business generates revenue based on the value of customers' assets. Revenue suffered from declines in the market early in the year, but recovered as markets improved, and many new customers brought assets for us to manage. We believe that many value the integrity and transparency of our investment process and the consistent personal attention they receive.

We continue to watch the national debate over practices in our industry and Tompkins is generally relieved that our values and business practices seem to be aligned with the spirit of legislative proposals and guidance. Nevertheless, we continue to see a rush to judgment and a failure to recognize or understand the details of a very complex industry. Remedies to many issues, when taken singularly, make sense to the media or our elected officials, but they often fail to recognize other consequences from those solutions. Our hope is that new regulations will recognize that companies like Tompkins do act responsibly, and will not unduly burden us.

Looking ahead, we anticipate a slow recovery in our economy. We've seen many of our borrowers make adjustments to their business to take advantage of long term opportunities and we intend to do the same. We see an opportunity to serve a customer base that has been disenchanted by practices of others in our industry. Therefore, we emphasize the unique value of a community-based company that pursues the best long term outcome for itself and its customers.

We thank our shareholders for your continued support throughout these unsettled times, and welcome your comments or questions at any time. In particular, we hope you will be able to attend our Annual Meeting on Monday, May 10, 2010 at 5:30 pm at the Country Club of Ithaca, or at either of our shareholder information meetings: Wednesday, May, 12, 2010 at 5:30 pm at Terry Hills Restaurant in Batavia, New York, and on Wednesday, May, 19, 2010 at 6:00 pm at Sinapi's Ceola Manor in Jefferson Valley, New York.

Our annual meeting will mark the retirement of three of our corporate Directors: Russ Achzet, Betsy Harrison and Hunter Rawlings. Peggy Williams also retired from the board of our affiliate, Tompkins Trust Company, this past year. We thank each of them for their valuable contributions and support over the years and wish them health and happiness in the years to come. We have nominated successors that will bring continued strength to our board and connection to our communities, and we look forward to working with them upon their election.

We also thank each and every employee of Tompkins Financial for making the partnership work with our customers, communities and shareholders.



James J. Byrnes
Chairman

Stephen S. Romaine
President & CEO



Gregory J. Hartz
President & CEO

Tompkins Trust Company

The past year was a difficult one for many businesses and individuals in Central New York. In the midst of these difficult times, Tompkins Trust Company experienced a very successful year – both with consumers and businesses. Our core deposits grew by a strong 8.5%. Furthermore, while media reports about our industry suggested otherwise, we continued to be extremely active in lending.

Our residential mortgage lending team originated record volumes of home mortgages as consumers took advantage of historically low interest rates. In total, newly originated residential loans increased 69% over 2008.

Tompkins Trust Company launched a new savings program called the First Home Club, offered in conjunction with The Federal Home Loan Bank of New York. Our experienced team of mortgage lenders put this new program to good use, helping Tompkins Trust Company be a leader in lending to first-time home owners.

In spite of reduced demand for credit from the business sector, commercial and small business lending activity was also quite strong. We were pleased to provide financing for new construction projects in all three Trust Company markets. In total, our commercial loan portfolio grew by 21.9% over the prior year.

In December, we cut the ribbon on a renovated and expanded banking and insurance office in Trumansburg, NY. Tompkins Insurance Agencies and Tompkins Trust Company are now located together in the center of Trumansburg's business district. This new facility is well suited to serve our growing customer base in this active community.

Our newest offices in the Auburn and Cortland communities experienced solid business growth. The Auburn office grew deposits by more than 54% over the prior year, and our Cortland office was pleased to finance two of Cortland's newest commercial projects.

Since 1836 Tompkins Trust Company has been committed to building long-term value for its shareholders, customers and the community. We are proud to have supported more than 200 local not-for-profit organizations with contributions of volunteer service and monetary support in 2009.

ERRY-GO-ROUND PLAYHOUSE

ry-Go-Round Playhouse is making theater an integral part of life in Central New York. And Tompkins Trust has been a major factor in their success. "The people at Tompkins Trust ly understand how important arts are to a healthy community," says Ed Sayles, Producing Director at Merry-Go-Round Playhouse. "They've been an underwriter for our shows for last six years, and they sponsored opening night at our brand new 501-seat theater." The new theater has allowed Merry-Go-Round to nearly double in size – from 35,000 yearly ndees to 60,000. "When they said they wanted to support us," says Ed, "that was huge."


"The people at Tompkins Trust really understand how
important arts are to a healthy community.
When they said they wanted to support us, that was huge."

"Tompkins Trust has always been there for us. They've been very supportive and have made it easier for us to manage our business."



INTERNATIONAL FOOD NETWORK

When people put food on their dinner tables each night, International Food Network often plays a part. "We're food scientists," says Peter Salmon, president of the company th develops new foods and beverages. Peter has worked with Tompkins Trust Company for two decades. "Tompkins Trust has always been there for us," says Peter. "They've beer very supportive and have made it easier for us to manage our business." The food R&D company has grown dramatically over the years and now has locations in Ithaca, Florida London. "They have been great to work with," Peter says of Tompkins Trust Company. "It's a very trusted relationship."

"I can't believe the personal attention."

ANDEL THERAPY GROUP

ıa Mandel feels called to help children with disabilities. But not long ago, his physical therapy business started experiencing challenges with their banking services. After ɜiving a recommendation from a good friend and attorney, Dana made the switch to Tompkins Trust Company. "Many things turned around after that," says Dana. "It made a e difference!" Dana values the convenience of having everything in one place. He also appreciates being able to get a local person on the phone. "Tompkins Trust has helped us ɾmously," says Dana. "I can't believe the personal attention."





James W. Fulmer
Chairman, President & CEO

The Bank of Castile

As we celebrated 140 years of service to the communities of Western New York, The Bank of Castile produced near-record earnings and record asset levels in 2009.

Our strong market share reflects the great confidence our communities have in us. The Bank of Castile is now the market share leader in Genesee County, with more than 22% of deposits, and we are tied for the lead in market share in Wyoming County and second in Livingston County. These three counties make up much of our core market.

Our excellent market share performance was fed by growth at our branches, led by our Geneseo office, where non-interest bearing deposits increased 25%. We also saw double-digit total deposit growth in nine of our 15 branch offices. Through the difficult economic times, increasing numbers of consumers recognize the value of our community bank model, which offers them security and outstanding personal service by knowledgeable employees who are also their neighbors.

In contrast to the national news about lending and home ownership, we experienced our best year ever for mortgage lending. We closed 394 mortgages for a total of $46.7 million. This is a significant achievement considering the state of the economy and the housing market over the past two years. The dream of home ownership was not out of reach as our First Home Club placed nearly 40 families into their first homes.

Working with business owners remains one of our strongest skills. The relationship between the bank and its customers is most valuable as we work together through difficult economic times. For the future, we see good opportunities and continued growth in commercial lending.

We are developing more of a presence in Monroe County with the addition of a senior Commercial Banking Relationship Manager. With a new strategic plan to increase commercial, retail and cross-market affiliate business, we look forward to an expanded presence in this important market. Yet we remain committed to our core communities, such as Retsof, where we recently moved into a newly renovated building.

We remain equally dedicated to enhancing our communities through service and financial support. Our employees contributed more than 11,000 hours as volunteers on 225 community boards and organizations. The bank also provided significant financial contributions to many charitable organizations in our market, both large and small.

RST TIME HOMEBUYERS

h the help they received from The Bank of Castile, Shin and Courtney Iburi saved thousands on their new home. "We were part of their First Home Club" says Shin. "That gave us r dollars on the dollar to put toward our down payment." The credit crisis threatened to undermine their plans, but The Bank of Castile found a solution. "They had to switch us different kind of mortgage, but the interest rate and terms were actually better," says Shin. The couple loves their new home, a colonial with a porch that runs the length of the se. "It's been a fun and exciting time in our lives," says Courtney. "And they made the process so much more comfortable."


"And they made the process
so much more comfortable."

"I was looking for a relationship. I found people who were accessible, whom I could trust."

CLARK PATTERSON LEE

Clark Patterson Lee could literally design and build a city. The engineering and architectural firm builds schools, hospitals, roads, bridges – virtually any structure a municipality requires. For Chairman and CEO Phil Clark, working with The Bank of Castile is a critical part of getting that done. "Other banks were offering me an interest rate," says Phil. "I w looking for a relationship. With The Bank of Castile, I found people who were accessible, whom I could trust." Phil values being able to walk into a branch and talk to someone w is local. "With most banks, you talk to an ATM," he says. "With The Bank of Castile, you talk to a real person."




RECEIVED
APR 09 2010

⅂URCHVILLE FIRE DEPARTMENT

; Churchville Fire Department has a habit of responding quickly. Not surprisingly, they work with a bank that behaves much the same way. "The people at The Bank of Castile /ays get back to us quickly," says Steve Gulvin, President of Churchville Fire Department. With financing from The Bank of Castile, the fire department built a new 18,500-square- t fire station. "The bank was always there when we needed help, and they worked with us all the way through the process." The new fire station provides three times the space he old one. "We were in our old station for 60 years," says Steve. "This new station will help us to better serve our community."

"The bank was always there when we needed help, and they worked with us all the way through the process."



Gerald J. Klein, Jr.
President & CEO

Mahopac National Bank

While 2009 was a challenging year for our industry and the economy, it was a record year for Mahopac National Bank. Our strong results were made possible by the quality of our people and by their partnerships with our clients and the communities we serve.

Last year, we grew deposits by 21.7% and increased loan volume by 20.6%. New residential mortgage loan originations doubled over the prior year as we continued to make responsible loans in our communities. We were particularly pleased with strong business development results in Westchester, reflecting the successful integration of the former Sleepy Hollow Bank, acquired in 2008.

Sound, common-sense lending practices and close partnerships with our clients enabled us to increase loan volumes. At the same time, we maintained good credit quality relative to banking standards and peers. While the Hudson Valley has been less impacted by the economic downturn than many areas, our community has not been immune to difficulties. When our customers experience challenges, we work closely with them to make sure they have every chance to succeed.

The bank and our employees are active in supporting more than 150 local philanthropic organizations. In difficult economic times, these organizations need the help of our community more than ever to meet the increased demands on their resources.

Our affiliation with Tompkins Financial enables us to better serve our clients through increased lending capabilities, expanded services and enhanced technology. In spring 2010, this capacity will grow as Tompkins Financial opens a wealth management office in White Plains, New York.

We are pleased that Mahopac National Bank continues to be ranked among the nation's strongest and most stable banks by independent ratings organizations such as Bauer Financial and Veribanc. Furthermore, we are honored that 99% of our clients surveyed by an outside firm said they would refer a friend or family member to our bank.

"They are extremely convenient. I've had a phenomenal relationship."

IGHWAY REHAB

ly old bank had grown big and cumbersome," says Ken Carr, President of Highway Rehab. "So I switched to Mahopac National Bank. It has benefited us tremendously." Ken's npany paves roads by tearing up the old asphalt, melting it down and then putting it back down on the road. He depends on Mahopac to finance his company's highly specialized uipment. "They are extremely convenient," says Ken. "The lending officer will bring things over for a signature." Mahopac has helped Ken to expedite many business decisions. ince I switched to them," says Ken, "I've had a phenomenal relationship."



ANTONIO CABINETRY

When Antonio Rodriques was a 13-year-old boy in Portugal, he started out as a cabinet-maker's apprentice. "I walked 4 kilometers each direction." Twenty-five years ago, he started his own custom cabinetry business in Sleepy Hollow. For many of those years, he has depended on Mahopac National Bank. "They are what a bank should be," says Antonio. "It's a nice company with nice people. And if I need to speak to the president, he'll come right to my shop and talk to me!" Antonio values having a bank with a work ethic much like his. When asked how he will celebrate being in business for 25 years, Antonio replies, "By working hard!"


"They are what a bank should be."
ANTÓNIO CABINETRY


"They had faith in us."
CHARLIE

C.W. BROWN

C.W. Brown Inc.'s new corporate headquarters building is one of the greenest buildings in Westchester County. It symbolizes the company's commitment to its future success. "Mahopac National Bank provided the financing and construction loan," says Charles Brown, President of the general contracting and construction management firm. "They had faith in us. A big bank would not have had that kind of faith." With its innovative design, the building is on track to become the first LEED Platinum Certified Building in Westchester County. Mahopac National Bank is proud to have played a part. "They treat us like we're special," says Renee Brown, the company's CEO. "I just can't say enough about them."



IGHCROFT RACING

ıen Highcroft Racing wanted to refinance their facilities, several bigger banks weren't interested. "A lot of the big ones wouldn't even talk to us," says Duncan Dayton, President Highcroft. Then he discovered Mahopac National Bank. "It was great to find a regional bank with a strong balance sheet," says Duncan. Mahopac provided the financing for ;hcroft's facility in Danbury, CT and soon became the company's primary bank. "It's been a great relationship," says Duncan. "We weren't interested in just being a number." less it's number one: Highcroft won the American Le Mans Series Championship in 2009, after just three years on the circuit.

"It's been a great relationship. We weren't interested in just being a number."



David S. Boyce
President & CEO

Tompkins Insurance Agencies

In 2009, Tompkins Insurance Agencies once again enjoyed continued success. This fact was demonstrated in numerous ways.

We remained among the top 100 bank insurers in the country, ranking 40th in 2009. We were also recognized by Who's Who in Bank Insurance along with other insurers having at least 40% revenue growth from 2004 to 2008. What's more, we ranked No. 2 on the Rochester Business Journal's list of largest insurance agencies in its circulation area.

This recognition can be traced to our excellent results. For example, we saw a 3% growth in personal insurance revenues and maintained a stellar customer retention rate of 94.5%. Furthermore, our Employee Benefits Division generated a 73% increase in revenues in just its second full year.

Our success stems from careful adherence to several core principles.

We believe in seeking total solutions for our customers. By working closely with Tompkins affiliates, we are able to help our customers obtain all the financial services they need. In 2009, we made over 400 referrals to other Tompkins companies.

We are continually improving our facilities to serve our customers better. Last year, our service became available in Perry and Auburn. We also moved our existing office in Trumansburg into the newly remodeled and expanded Tompkins Trust Company branch office in that village.

Most importantly, we hire excellent people and then train them to be the very best. In 2009, our employees received an average of 61 hours of training, far surpassing the company's goal of 44 hours per employee.

David S. Boyce


"Where we are today doesn't
happen without Tompkins Insurance."

DVANTAGE SPORT & FITNESS

vantage Sport & Fitness was founded in 1987 in the basement of John Murray's house. A few years later, he teamed up with his former Cornell University roommate, John ıntner. Since then, their company has become one of the most successful specialty fitness companies in the U.S. "Tompkins Trust has been our financial partner since the ginning," says John Murray. Several years ago, the company also started working with Tompkins Insurance Agencies. "When we need information or want to run an idea by them, y come right over," says John Pfuntner. "Their responsiveness and support is second to none. Where we are today doesn't happen without Tompkins."



"They took the time to sit down with us and hear about our needs. They're definitely our partners. But they're also our friends."

GARDNER FAMILY

Ask Chris and Theresa Gardner why they switched to Tompkins Insurance Agencies, and they will sum up their reasons in just one word: simplification. "We had our insurance all over the place," explains Theresa. "It was frustrating. Then Tompkins Insurance quoted us some very good prices under an umbrella plan that was much simpler." The Gardners switched all of their insurance to Tompkins and ended up saving a large amount in the process. "They took the time to sit down with us and hear about our needs," says Theresa. "They're definitely our partners. But they're also our friends."

ILLER'S MILLWORKS

ı a cold winter's night several years ago, the Miller's Millworks building became engulfed in flames. The fire department had just begun fighting the blaze when Tompkins surance agents Tim Spezzano and Kelly Herold arrived. They worked with owner Barry Miller and his staff to pull inventory out of the building. But that was just the beginning of eir remarkable support of Barry Miller's business. Within two days, Barry had received the funds he needed to get his business back in operation. With the support of Tompkins surance Agencies, Barry has built a new state-of-the-art facility. "If we had not been with them," says Barry, "this would have been a business-ending event. It's my personal ssion to show my gratitude."


"It's my personal mission to show my gratitude."



Thomas J. Rogers
President & CEO

AM&M Financial Services

"Stay the course" is not simply an expression, it is also a long-term investment philosophy. During times of financial unrest, however, holding steady can prove to be a daunting task for investors.

When the first quarter of 2009 brought sharp decreases in equity market valuations, AM&M helped clients weather the storm. The consistent application of our core beliefs on long term investing proved to be a successful strategy. As markets gradually climbed throughout the year, we ended 2009 on a positive note with a client retention rate that topped 98%.

AM&M's investment strategy employs a disciplined, holistic approach to fulfill our clients' goals and risk tolerance. We do not utilize proprietary investment products; as a result, we are able to choose from the complete universe of best-in-class investment solutions for our clients. We also partner with other advisors and counsel to provide an even more holistic and integrated approach.

The customized portfolios we create for our clients include tax efficient investment management accounts, IRAs, not-for-profit endowments and trust accounts. We measure the success of our investment strategies versus the appropriate benchmarks and, most importantly, by our clients' success in reaching their goals.

AM&M has been servicing high net worth corporate executives and successful business owners for over thirty years. We offer long term value and personalized financial solutions through fee-based financial planning, investment management, tax planning and preparation, insurance solutions and services for business owners.

Our affiliation with our sister organizations at Tompkins Financial further ensures that AM&M clients benefit from a comprehensive range of financial products and services. This spring, we will provide that offering to even more clients through a new wealth management office in White Plains, New York.

HE CENTER FOR YOUTH SERVICES

e Center for Youth Services has a legacy of being uniquely focused on young people. AM&M has played an important part. "AM&M is watching our back and safeguarding our estments," says Elaine Spaull, current Executive Director of the agency. "They're not just efficient. They're compassionate. We're not their biggest client, but they treat us with pect." That attitude has had a big impact. "They know that the work they're doing could help us provide shelter for a teenager, and that gives them great respect for our portfolio," ys Elaine. "Their deep understanding of the community is really unusual."


"They're not just efficient.
They're compassionate.
Their deep understanding of the community is really unusual."


"They are a great partner, for us and for the whole community."

ALTERNATIVES FOR BATTERED WOMEN

Cathy Mazzotta, Executive Director of Alternatives for Battered Women, hears the same message over and over from former clients: "Thank you for saving my life." AM&M is proud to be a small part of her good work. "They have been wonderful, meticulous and respectful," Cathy says of AM&M. "They understand our work, so they take the management of our portfolio very seriously." For Cathy, the sponsorships and volunteer hours provided by AM&M have been equally important. "When they are listed as a sponsor, that really says something. They are a great partner, for us and for the whole community."


"AM&M sponsored a week when we brought
in corporate executives to help us build.
And when those executives started doing, they started believing!"

.OWER CITY HABITAT FOR HUMANITY

ɿelping low income families to build and own homes, Flower City Habitat for Humanity is changing lives – and entire communities. "This can change the trajectory for a whole ıily," says Arthur Woodward, CEO of the organization. The agency's building projects have also helped eliminate drug dealing and prostitution in various neighborhoods. "AM&M nsored a week when we brought in corporate executives to help us build," says Arthur. "And when those executives started doing, they started believing!" With AM&M's istance Flower City Habitat for Humanity has helped over 175 families to live in their very own homes.

Tompkins Investment Services

2009 was a turbulent year for the financial markets. In spite of that turmoil, Tompkins Investment Services maintained a client retention rate exceeding 98%.

Our clients invested over $160 million in new assets last year. As a result, Tompkins Investment Services now has assets under management exceeding $2 billion.

One of the keys to our growth has been providing our clients with a complete team of professionals. These teams include certified financial planners, attorneys, certified trust and financial advisors and licensed insurance providers. Their areas of expertise include investment management, trust and estate administration, financial planning, charitable giving and wealth preservation strategies. We also partner with subject-matter experts throughout the Tompkins organization.

Overall, our unique offering clearly sets us apart from other financial organizations, providing our clients with service that is both comprehensive and best in class. In 2010, we will expand our offering even further by providing enhanced wealth management services in our new White Plains, New York, office.

Our teams serve customers through every stage of the investment cycle, utilizing research and guidance from world class money management organizations. Tompkins Investment Services offers a full range of managed portfolios that include individual stocks and bonds as well as mutual and exchange traded funds. In addition, Tompkins INVEST provides a convenient brokerage service in our local branch offices for clients who want to direct their own investments.

Tompkins Investment Services also serves as the investment manager for the Tompkins Charitable Gift Fund. This money management vehicle offers clients significant tax benefits while they support their favorite charities. Tompkins Charitable Gift Fund provides all the advantages of a private foundation without the expense and record-keeping. Both donor advised and pooled income funds are available. Our clients have placed over $10 million in the Tompkins Charitable Gift Fund since its inception and many have added it to their estate plans for future contributions.

DS ARE GREAT

th video games in the waiting room and colorful murals on the walls, Kids Are Great Dental Associates was clearly made for kids. In a similar way, Dr. Neil Capolongo and Dr. Gina lolini feel like Tompkins Investment Services was made for their business. "They've done a phenomenal job for us," says Dr. Capolongo. "Even in tough times." The husband and e team values the way Tompkins gives them a consistent person to talk with. "We were with a big firm, and our rep would change every six weeks," says Dr. Capolongo. "Now, if have questions, we have one person we can call. That's very reassuring."


f we have questions, we have
one person we can call.
That's very reassuring."

MONTE BROTHERS SOUND SYSTEMS

Stephen Minozzi and Bob Pelepako have witnessed a dramatic evolution in their business. The partners started out making sound systems for rock bands. Now, they create audio systems for houses of worship. "We work with Tompkins Investment Services because they're much like our company," says Bob. "Our customers want stability. And so do we." Bob and Steve switched their retirement funds to Tompkins after working with one of the larger investment firms. "Tompkins Investment Services is a much more personal company, and the process is simple," Bob says. "We are very happy with them."


"Tompkins Investment Services is
a much more personal company,
and the process is simple."


"I pride myself on long-term relationships.
And Tompkins Investments has that same kind of philosophy."

SEPH C. GALLO & ASSOCIATES

Gallo started his public accounting firm in the basement of his home in 1995. Since then, his company has grown at a steady 20% per year. "I pride myself on long-term tionships," says Joe. "I still have my very first client. And Tompkins Investments has that same kind of philosophy." Joe refers many of his accounting clients to Tompkins stment Services for help with investment plans. "My clients rely on me to bring the right people in," says Joe. "I bring in Tompkins because they're the experts. They're not too so you can build a personal bond with them. Whether you've got $50,000 or $15 million, they give you the same attention and respect."

Financial Highlights



05 $1,271
06 $1,326
07 $1,440
08 $1,818
09 $1,915
$1,100

Total Loans[1]
In Millions



05 $1,683
06 $1,709
07 $1,721
08 $2,134
09 $2,440
$1,100

Total Deposits[1]
In Millions



05 $2.52
06 $2.52
07 $2.45
08 $2.78
09 $2.96
$2.00

Diluted Earnings[2]
Per share in dollars



05 $0.97
06 $1.04
07 $1.13
08 $1.20
09 $1.24
$0.50

Cash Dividends[2]
Per share in dollars

(1) Loan and deposit growth in 2008 included loans and deposits aquired in the Sleepy Hollow Bancorp acquisition.
(2) Per share data has been retroactively adjusted to reflect a 10% stock dividend paid on February 15, 2010 and a 10% stock dividend paid on May 15, 2006.

Consolidated Statements of Condition

IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA

	As of December 31, 2009	2008
Assets		
Cash and noninterest bearing balances due from banks	$ 43,686	$ 48,133
Interest bearing balances due from banks	1,676	4,116
Money market funds	100	100
Cash and Cash Equivalents	45,462	52,349
Trading securities, at fair value	31,718	38,101
Available-for-sale securities, at fair value	928,770	741,219
Held-to-maturity securities, fair value of $46,340 at December 31, 2009, and $55,064 at December 31, 2008	44,825	54,453
Loans and leases, net of unearned income and deferred costs and fees	1,914,818	1,817,531
Less: Allowance for loan and lease losses	24,350	18,672
Net Loans and Leases	1,890,468	1,798,859
Federal Home Loan Bank and Federal Reserve Bank stock	20,041	22,874
Bank premises and equipment, net	46,650	46,613
Corporate owned life insurance	35,953	34,804
Goodwill	41,589	41,479
Other intangible assets	4,864	5,299
Accrued interest and other assets	62,920	31,672
Total Assets	$3,153,260	$2,867,722
Liabilities		
Deposits:		
Interest bearing:		
Checking, savings, and money market	$ 1,183,145	$ 980,011
Time	794,738	703,107
Noninterest bearing	461,981	450,889
Total Deposits	2,439,864	2,134,007
Federal funds purchased and securities sold under agreement to repurchase ($5,500 valued at fair value at December 31, 2009 and $16,170 valued at fair value at December 31, 2008)	192,784	196,304
Other borrowings ($11,335 valued at fair value at December 31, 2009 and $12,179 valued at fair value at December 31, 2008)	208,965	274,791
Trust preferred debentures	25,056	3,888
Other liabilities	41,583	39,371
Total Liabilities	2,908,252	2,648,361
Equity		
Tompkins Financial Corporation shareholders' equity:		
Common stock – par value $0.10 per share: Authorized 25,000,000 shares; Issued: 9,785,265 shares at December 31, 2009, and 9,727,418 shares at December 31, 2008	978	973
Additional paid-in capital	155,589	152,842
Retained earnings	92,402	73,779
Accumulated other comprehensive loss	(3,087)	(7,602)
Treasury stock at cost – 81,723 shares at December 31, 2009, and 76,881 shares at December 31, 2008	(2,326)	(2,083)
Total Tompkins Financial Corporation Shareholders' Equity	$ 243,556	$ 217,909
Noncontrolling Interest	1,452	1,452
Total Equity	$ 245,008	$ 219,361
Total Liabilities and Equity	$3,153,260	$2,867,722

Consolidated Statements of Income

IN THOUSANDS EXCEPT PER SHARE DATA	2009	As of December 31, 2008	2007
Interest and Dividend Income			
Loans	$107,452	$102,840	$97,418
Due from banks	27	133	217
Federal funds sold	15	115	217
Money market funds	36	246	0
Trading securities	1,362	1,923	2,762
Available-for-sale securities	35,196	32,561	28,763
Held-to-maturity securities	1,814	1,891	2,054
Other	893	1,074	1,010
Total Interest and Dividend Income	146,795	140,783	132,441
Interest Expense			
Deposits:			
Time certificates of deposit of $100,000 or more	5,442	9,039	14,750
Other deposits	18,769	25,489	30,735
Federal funds purchased and securities sold under agreements to repurchase	6,254	7,496	8,125
Other borrowings	8,206	8,216	4,802
Trust Preferred debentures	1,087	153	0
Total Interest Expense	39,758	50,393	58,412
Net Interest Income	107,037	90,390	74,029
Less Provision for Loan and Lease Losses	9,288	5,428	1,529
Net Interest Income After Provision for Loan and Lease Losses	97,749	84,962	72,500
Noninterest Income			
Investment services income	13,328	14,179	14,446
Insurance commissions and fees	12,307	11,607	11,046
Service charges on deposit accounts	9,312	10,192	10,401
Card services income	3,664	3,338	3,453
Mark-to-market gain on trading securities	204	811	612
Mark-to-market gain (loss) on liabilities held at fair value	1,263	(2,001)	(1,348)
Gain on VISA stock redemption	0	1,639	0
Other income	5,933	5,793	5,055
Net other than temporary impairment losses[1]	(146)	0	0
Net gain on sale of available-for-sale securities	348	477	384
Total Noninterest Income	46,213	46,035	44,049
Noninterest Expenses			
Salaries and wages	40,459	40,140	35,225
Pension and other employee benefits	13,367	10,307	9,986
Net occupancy expense of bank premises	7,135	6,839	6,046
Furniture and fixture expense	4,462	4,197	3,866
FDIC insurance	4,976	933	206
Amortization of intangible assets	915	906	653
Other operating expenses	25,303	23,734	22,074
Total Noninterest Expenses	96,617	87,056	78,056
Income Before Income Tax Expense	47,345	43,941	38,493
Income Tax Expense	15,383	13,810	11,991
Net Income Attributable to Noncontrolling Interest and Tompkins Financial Corporation	31,962	30,131	26,502
Less: Net Income Attributable to Noncontrolling Interest	131	297	131
Net Income Attributable to Tompkins Financial Corporation	$31,831	$29,834	$26,371
Basic earnings per share[2]	$2.98	$2.81	$2.47
Diluted earnings per share[2]	$2.96	$2.78	$2.45

1 In the third quarter of 2009, $1.78 million of gross other-than-temporary impairment losses on debt securities available for sale were recognized, of which $1.63 million were recognized in accumulated other comprehensive income, net of tax.

2 Per share data has been retroactively adjusted to reflect a 10% stock dividend paid on February 15, 2010.

Consolidated Statements of Changes in Shareholders' Equity

IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME	TREASURY STOCK	NONCONTROLLING INTEREST	TOTAL
Balances at December 31, 2008	$973	$152,842	$73,779	$(7,602)	$(2,083)	$1,452	$219,361
Comprehensive income:							
Net Income Attributable to Noncontrolling Interest and Tompkins Financial Corporation			31,831			131	31,962
Other comprehensive income				4,515			4,515
Total Comprehensive Income							36,477
Cash dividends ($1.24 per share)			(13,208)				(13,208)
Exercise of stock options and related tax benefit (34,393 shares, net)	3	1,115					1,118
Common stock repurchased and returned to unissued status (5,000 shares)	(1)	(177)					(178)
Stock-based compensation expense		938					938
Shares issued for dividend reinvestment plan (15,554 shares)	2	629					631
Directors' deferred compensation plan (4,842 shares)		243			(243)		0
Net shares issued related to restricted stock awards (12,900 shares)	1	(1)					0
Dividend to minority interest holders						(131)	(131)
Balances at December 31, 2009	$978	$155,589	$92,402	$(3,087)	$(2,326)	$1,452	$245,008

Per share data has been retroactively adjusted to reflect a 10% stock dividend paid on February 15, 2010.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock is traded under the symbol "TMP" on the NYSE-Amex (the "Exchange"). The high and low closing sale prices, which represent actual transactions as quoted on the Exchange, of the Company's common stock for each quarterly period in 2008 and 2009 are presented. The per share dividends paid by the Company in each quarterly period in 2008 and 2009 and the payment dates of these dividends are also presented.

Cash dividends per share and the high and low market prices in the table to the right have been retroactively adjusted to reflect a 10% stock dividend paid on February 15, 2010.

As of February 22, 2010, there were approximately 2,087 holders of record of the Company's common stock.

		Market Price		Cash Dividends	
		High	Low	Amount	Date Paid
2008	1st Quarter	$46.00	$32.88	$.29	2/15/08
	2nd Quarter	46.50	33.82	.29	5/15/08
	3rd Quarter	49.55	33.16	.31	8/15/08
	4th Quarter	53.91	33.86	.31	11/14/08
2009	1st Quarter	$50.76	$29.55	$.31	2/16/09
	2nd Quarter	45.95	36.64	.31	5/15/09
	3rd Quarter	43.59	38.25	.31	8/14/09
	4th Quarter	41.23	35.68	.31	11/16/09

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Tompkins Financial Corporation,

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of condition of Tompkins Financial Corporation and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2009 (not presented herein); and in our report dated March 12, 2010, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying consolidated condensed financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

KPMG LLP

Syracuse, New York
March 12, 2010



Tompkins Financial Corporation Board of Directors

FROM LEFT TO RIGHT:

Russell K. Achzet* Vice Chairman, AM&M Financial Services, Inc.
John E. Alexander Founder, The CBORD Group, Inc.
Thomas R. Salm *Vice Chairman,* Retired Vice President, Business & Administration, Ithaca College
James W. Fulmer *Vice Chairman,* Tompkins Financial; Chairman, President & CEO, The Bank of Castile
Patricia A. Johnson Treasurer, Cornell University
Carl E. Haynes President, Tompkins Cortland Community College
Daniel J. Fessenden Executive Director, Fred L. Emerson Foundation, Inc.
James J. Byrnes *Chairman*
Stephen S. Romaine *President & CEO*
Thomas R. Rochon President, Ithaca College
William D. Spain, Jr. Chairman, Mahopac National Bank; Managing Partner, Spain & Spain, PC
Michael H. Spain President, Spain Agency, Inc.
James R. Hardie Vice Chairman, Tompkins Insurance Agencies, Inc.
Elizabeth W. Harrison* Retired President & CEO, Genesee Country Village & Museum
Reeder D. Gates Retired President, R.D. Gates Ltd.
Craig Yunker Managing Partner, CY Farms
Hunter R. Rawlings III* President Emeritus & Professor of Classics and History, Cornell University

*** Retiring effective May 10, 2010**

Tompkins Financial Corporation Leadership Team

FROM LEFT TO RIGHT:

Thomas J. Rogers President & CEO, AM&M Financial Services, Inc.
Francis M. Fetsko Executive Vice President, CFO & Treasurer
David S. Boyce President & CEO, Tompkins Insurance Agencies, Inc.
Robert B. Bantle Executive Vice President, Tompkins Services
Gregory J. Hartz President & CEO, Tompkins Trust Company
Stephen S. Romaine President & CEO, Tompkins Financial Corporation
Gerald J. Klein, Jr. President & CEO, Mahopac National Bank
Kathleen M. Rooney Executive Vice President & Corporate Marketing Officer
Richard W. Page Senior Vice President, Chief Technology Officer
James W. Fulmer Vice Chairman, Tompkins Financial; Chairman, President & CEO, The Bank of Castile







Boards of Directors

TOMPKINS TRUST COMPANY BOARD OF DIRECTORS

James J. Byrnes
Chairman

Thomas R. Salm
Vice Chairman
Retired Vice President, Business & Administration, Ithaca College

Gregory J. Hartz
President & CEO

John E. Alexander
Founder, The CBORD Group, Inc.

Francis E. Benedict
Retired Executive Vice President, Tompkins Trust Company

Daniel J. Fessenden
Executive Director
Fred L. Emerson Foundation, Inc.

Reeder D. Gates
Retired President, R.D. Gates, Ltd.

Carl E. Haynes
President, Tompkins Cortland Community College

Robert T. Horn, Jr.
Physician

Patricia A. Johnson
Treasurer, Cornell University

Hunter R. Rawlings, III*
President Emeritus
& Professor of Classics and History
Cornell University

Thomas R. Rochon
President, Ithaca College

Stephen S. Romaine
President & CEO
Tompkins Financial Corporation

*Retiring effective April 20, 2010

THE BANK OF CASTILE BOARD OF DIRECTORS

James W. Fulmer
Chairman, President & CEO

Joseph G. Bucci
Co-founder & Vice Chairman of American Rock Salt Co., Inc.
Founder & Owner, Bucci Real Estate

Phillip J. Clark
Chairman & CEO
Clark Patterson Lee

Thomas E. Cushing
Vice President
Secretary-Treasurer
J.O. Cook, Inc.

David N. DeLaVergne
Retired Senior Vice President
The Bank of Castile

Elizabeth W. Harrison*
Retired President & CEO
Genesee Country Village & Museum

John P. Linfoot
President
Youngs & Linfoot Real Estate

John D. McClurg
President
McClurg Chrysler Dodge Jeep, Inc. & McClurg Chevrolet Buick, Inc.

Stephen S. Romaine
President & CEO
Tompkins Financial Corporation

Stephen R. Stoddard, DVM
Perry Veterinary Clinic

Craig Yunker
Managing Partner, CY Farms

MAHOPAC NATIONAL BANK BOARD OF DIRECTORS

William D. Spain, Jr.
Chairman
Managing Partner
Spain & Spain, PC

Gerald J. Klein, Jr.
President & CEO

James J. Byrnes
Chairman
Tompkins Financial Corporation

James W. Fulmer
Vice Chairman
Tompkins Financial Corporation

Stephen S. Romaine
President & CEO
Tompkins Financial Corporation

C. Compton Spain
Attorney, Spain & Spain, PC

Michael Spain
President, Spain Agency, Inc.

TOMPKINS INSURANCE AGENCIES BOARD OF DIRECTORS

James W. Fulmer
Chairman
Vice Chairman
Tompkins Financial Corporation

James R. Hardie
Vice Chairman

David S. Boyce
President & CEO

David J. Cecere
Executive Vice President

Stephen S. Romaine
President & CEO
Tompkins Financial Corporation

Frank Vitagliano, Jr.
Senior Vice President

AM&M FINANCIAL SERVICES, INC. BOARD OF DIRECTORS

James W. Fulmer
Chairman
Vice Chairman
Tompkins Financial Corporation

Russell K. Achzet*
Vice Chairman

Thomas J. Rogers
President & CEO

James J. Byrnes
Chairman
Tompkins Financial Corporation

Anthony L. Gugino
Executive Vice President

Stephen S. Romaine
President & CEO
Tompkins Financial Corporation

TOMPKINS TRUST COMPANY

Gregory J. Hartz
President & CEO

Robert B. Bantle
Executive Vice President
Tompkins Services

Francis M. Fetsko
Executive Vice President
& Chief Financial Officer

Steven E. Bacon
Senior Vice President
Commercial Banking

Paul W. Banfield
Senior Vice President
Commercial Banking

Michelle Benedict-Jones
Senior Vice President
Tompkins Investment Services

Gregory L. Boyce
Senior Vice President, Operations

Stephen R. Hoyt
Senior Vice President
Commercial/Consumer Services

Richard W. Page
Senior Vice President
Chief Technology Officer

Terry G. Barber
Vice President
Information Technology

Samuel V. Brewer
Vice President, Trust Officer

Glenn A. Cobb
Vice President
Information Technology

Cindy A. Cute
Vice President
Human Resources

Mary C. Dorman
Vice President, Loan Operations

Anthony D. Franceschelli
Vice President, Community Banking

Kevin P. Harty
Vice President, Finance

Catherine L. Haupert
Vice President, Trust Officer

Laurence Holfelder
Vice President & Business
Development Officer

David K. Kershaw
Vice President & Controller

Susan C. LaLonde
Vice President
Corporate Compliance

Richard W. Lind
Vice President
Central Recovery Manager

Randy C. Lovell
Vice President
Corporate Risk Manager

Christine M. Ludlow
Vice President
Consumer & Residential
Mortgage Underwriting

David L. MacIntyre
Vice President
Brokerage/Insurance Services

Paul E. Marino
Vice President, Trust Officer

Lillian E. Marshall
Vice President, Deposit Operations

Gregory H. May
Vice President
Residential Mortgage Lending

Karen E. Parkes
Vice President
Small Business Lending Services

John A. Poli
Vice President, Trust Officer

Beth A. Prudence
Vice President, Trust Officer

Neil P. Ruocco
Vice President & Business
Development Officer

Ursula H. Russ
Vice President
Marketing Sales Manager

John T. Saunders
Vice President & Treasurer

Helen D. Talty
Vice President
Manager, Community Banking

Philip S. Winn
Vice President, Trust Officer

William D. Winters
Vice President, Trust Officer

THE BANK OF CASTILE

James W. Fulmer
Chairman, President & CEO

Leslie R. Beardslee
Senior Vice President
Credit Administration

John M. McKenna
Senior Vice President
Commercial Banking

Mark E. Barber
Vice President
Small Business Credit Manager

Steven K. Beardsley
Vice President
Commercial Banking

Robert J. Bennett
Vice President
Marketing Sales Manager

Jonah L. Broughton
Vice President
Commercial Banking

Kimberley S. Brown-Webster
Vice President, Human Resources

Sherri A. Catalano
Vice President
Residential Mortgages/
Corporate CRA Officer

Mary L. Conlon
Vice President, Office Manager

Thomas G. Dambra
Vice President, Community Banking

Thomas H. Felton
Vice President
Commercial Banking

Matthew P. Gaynor
Vice President, Office Manager

Bradley G. James
Vice President
Information Technology

Thomas H. Kishlar
Vice President
Commercial Banking

Gregg C. McAllister
Vice President, Sales
Communications and Support

Mark A. Merrill
Vice President
Commercial Banking

Tyna S. Slocum
Vice President
Loan Review & Workout

Pamela A. Troglauer
Vice President
Commercial Loan Operations

Diane D. Torcello
Vice President, Office Manager

John P. Wheeler
Vice President, Office Manager

MAHOPAC NATIONAL BANK

Gerald J. Klein, Jr.
President & CEO

Kathleen M. Rooney
Executive Vice President
Manager, Marketing Sales & Service
Effectiveness

Brian A. DaSilva
Senior Vice President
Manager, Credit Administration Div.

Rosemary Hyland
Senior Vice President
Director of Human Resources

John R. Kraus
Senior Vice President
Senior Commercial Loan Officer

David M. DeMilia
Regional Vice President
Commercial Banking

Timothy L. Every
Regional Vice President
Commercial Banking

Ronald L. Ferri
Regional Vice President
Commercial Banking

Anthony M. Palmesi
Regional Vice President
Commercial Banking

Verna M. Belcastro
Vice President
Manager, Client Experience

Noreen B. Brancaccio
Vice President
Corporate Compliance
Due Diligence
& Bank Security Officer

John DaSilva
Vice President
Business Development Officer

Lisa M. Gariolo
Vice President
Product Manager/Analyst

Charles Hellmich
Vice President
Manager, Sales Effectiveness

Carol L'Heureux
Vice President
Branch Banking Manager

Eleanor Hunt
Vice President
SR. CSS, Kendal

Lisa L. McPartland
Vice President
Credit Administration Manager

Kathy Lee Scannello
Vice President
Residential Lending Manager

TOMPKINS INSURANCE AGENCIES, INC.

David S. Boyce
President & CEO

David J. Cecere
Executive Vice President
Personal Insurance

W. David Banfield
Senior Vice President

Frank Smith
Senior Vice President

Frank Vitagliano, Jr.
Senior Vice President

Jason Beachel
Vice President

Gregory C. Knicley
Vice President

Mark J. Kreydt
Vice President

Joseph A. Teresi, Jr.
Vice President

Timothy Spezzano
Vice President

Don H. Herman
Treasurer & CFO

Suzanne Winkelman
Secretary/Operations Manager

AM&M FINANCIAL SERVICES, INC.

Thomas J. Rogers
President & CEO

Anthony L. Gugino
Executive Vice President

F. Stephen Wershing, Jr.
President
Ensemble Financial Services, Inc.

Laurie A. Haelen
Senior Vice President
Director of Investment Services

Donald Burger
Vice President
Ensemble Financial Services, Inc.

Francis M. Celona
Vice President
Director of Business
Owner Services Group

James A. Frey
Vice President
Director of Operations

John C. Lawson
Vice President
Director of Executive Compensation

Joan McCarthy
Vice President
Investment Management

Brenda S. Ockun
Vice President
Director of Marketing

Francis L. Ostrom
Vice President
Director of Corporate Accounts

Kathryn L. Shirer
Vice President &
Senior Financial Planner

H. Jay Watson
Vice President &
Senior Financial Planner

Corporate Information

CORPORATE OFFICES

Tompkins Financial Corporation
P.O. Box 460
Ithaca, NY 14851
(607) 273-3210

Website:
www.tompkinsfinancial.com
E-mail:
shareholder@tompkinsfinancial.com

SUBSIDIARIES

Tompkins Trust Company
P.O. Box 460
Ithaca, NY 14851
(607) 273-3210
www.tompkinstrust.com

The Bank of Castile
90 Main St.
Batavia, NY 14020
(585) 345-0122
www.bankofcastile.com

Mahopac National Bank
1441 Route 22
Brewster, NY 10509
(845) 278-1000
www.mahopacnationalbank.com

Tompkins Insurance Agencies, Inc.
90 Main St.
Batavia, NY 14020
(585) 344-0833
www.tompkinsins.com

AM&M Financial Services, Inc.
179 Sully's Trail, Suite 200
Pittsford, NY 14534
(585) 248-0050
www.ammfinancial.com

STOCK LISTING

Tompkins Financial Corporation common stock is traded on the NYSE Amex under the symbol TMP.

ANNUAL SHAREHOLDERS MEETING

All Tompkins Financial Corporation shareholders are invited to attend the Annual Meeting on Monday, May 10, 2010 at 5:30 p.m. at the Country Club of Ithaca, 189 Pleasant Grove Rd., Ithaca, New York.

A Shareholders Information Meeting will be held at 5:30 p.m. on Wednesday, May 12, 2010, for our shareholders in the western New York area at Terry Hills Restaurant, 5122 Clinton St. Rd., Batavia, New York.

A Shareholders Information Meeting will be held at 6:00 p.m. on Wednesday, May 19, 2010, for our shareholders in the Hudson Valley area at Sinapi's Ceola Manor, Jefferson Valley, New York.

TOMPKINS FINANCIAL CORPORATION
CORPORATE OFFICERS

Stephen S. Romaine
President & CEO

James W. Fulmer
Vice Chairman

Robert B. Bantle
Executive Vice President

David S. Boyce
Executive Vice President

Francis M. Fetsko
Executive Vice President
CFO & Treasurer

Gregory J. Hartz
Executive Vice President

Gerald J. Klein, Jr.
Executive Vice President

Thomas J. Rogers
Executive Vice President

Kathleen M. Rooney
Executive Vice President
Corporate Marketing Officer

Richard W. Page
Senior Vice President
Chief Technology Officer

Randy C. Lovell
Vice President
Corporate Risk Manager

Linda M. Carlton
Assistant Vice President
Corporate Secretary

hareholder Inquiries

The Tompkins Financial Stock Purchase Plan is administered by the American Stock Transfer & Trust Company, LLC as transfer agent for Tompkins Financial Corporation. It offers a convenient way for shareholders to increase their investment in the Company. The plan enables shareholders to reinvest all or part of their cash dividends or to make optional cash payments, with some restrictions, in order to purchase shares of Tompkins Financial Corporation common stock without incurring charges for brokerage commissions or service charges. Shareholders who are interested in the plan may receive enrollment information and a plan enrollment application by contacting:

American Stock Transfer & Trust Company, LLC
Toll-free number: 1-877-573-4008
Internet: www.amstock.com

Mailing address:
American Stock Transfer & Trust Company, LLC
Attn: Dividend Reinvestment Department
P.O. Box 922
Wall Street Station
New York, NY 10269-0560

For answers to many of your shareholder questions or to request forms, visit American Stock Transfer & Trust Company's website www.amstock.com or contact:

American Stock Transfer & Trust Company, LLC
Shareholder Relations
59 Maiden Lane – Plaza Level
New York, NY 10038

Overnight address:
6210 15th Avenue
Brooklyn, NY 11219

1-800-937-5449 or 1-718-921-8200
E-mail address: info@amstock.com

Also, Tompkins Financial Stock Purchase Plan enrollment information can be requested and shareholder questions answered by contacting the Company:

Linda M. Carlton, AVP
Corporate Secretary
Tompkins Financial Corporation
P.O. Box 460
Ithaca, NY 14851

1-888-503-5753 or 1-607-274-7299
E-mail address:
lcarlton@tompkinstrust.com

Form 10-K

Copies of the Company's Form 10-K (Annual Report) for 2009, filed with the Securities and Exchange Commission, may be obtained by shareholders, by written request, from Francis M. Fetsko, Executive Vice President and Chief Financial Officer, P.O. Box 460, Ithaca, NY 14851. Copies can also be obtained from our website: www.tompkinsfinancial.com

Go Green



If you would like to receive future Tompkins Financial Corporation Corporate Reports and proxy materials electronically, please follow the instructions on your proxy card for voting via the internet and select the option for electronic transmission of proxy materials.


Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
www.fsc.org Cert no. SW-COC-002495
© 1996 Forest Stewardship Council
FSC
10%

The savings below are achieved when PC recycled paper is used in place of virgin fiber. This project uses 5,761 lbs of paper which has a postconsumer recycled percentage of 10%.

5 trees preserved for the future

14 lbs waterborne waste not created

2,056 gallons wastewater flow saved

227 lbs solid waste not generated

448 lbs net greenhouse gases prevented

3,427,795 BTUs energy not consumed


TOMPKINS
FINANCIAL

Locally focused. A world of possibilities.[SM]